UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

thinkorswim Group Inc.

(Name of Subject Company (Issuer))

thinkorswim Group Inc.

(Name of Filing Persons (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

88409C105

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ida K. Kane

thinkorswim Group Inc.

(formerly known as Investools Inc.)

45 Rockefeller Plaza, Suite 2012

New York, New York 10116

(801) 816-6918

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq. and Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*         Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed on February 10, 2009 by TD AMERITRADE Holding Corporation (“TD AMERITRADE”) in connection with the proposed acquisition of thinkorswim Group Inc. (“thinkorswim”) by TD AMERITRADE.  The Proxy Statement/Prospectus contains, among other proposals, a proposal to be submitted to the stockholders of thinkorswim to approve (A) a stock option exchange program that will permit thinkorswim’s eligible employees and independent contractors to exchange certain thinkorswim options issued under the thinkorswim Second Amended and Restated 2001 Stock Option Plan, the Telescan, Inc. Amended and Restated 1995 Stock Option Plan, the Telescan, Inc. 2000 Stock Option Plan and the Telescan, Inc. Amended and Restated Stock Option Plan for thinkorswim restricted stock units (the “Exchange Program”) and (B) an amendment to thinkorswim’s Second Amended and Restated 2001 Stock Option Plan to permit the grant of thinkorswim restricted stock units.  The Proxy Statement/Prospectus does not constitute an offer to holders of thinkorswim’s outstanding stock options to exchange those options.

The Exchange Program described in the Proxy Statement/Prospectus has not commenced and, although the Exchange Program may commence prior to obtaining stockholder approval, no thinkorswim restricted stock units will be issued in exchange for the cancellation of eligible options, and the Exchange Program will not close and otherwise become final unless the requisite stockholder approval at the thinkorswim special meeting of stockholders is obtained and the proposed acquisition is completed, in which case the thinkorswim restricted stock units will be issued immediately prior to such completion.  thinkorswim will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Exchange Program.  Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program.  Stockholders and option holders of thinkorswim will be able to obtain these written materials and other documents filed by thinkorswim with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Document

99.1

Proxy Statement/Prospectus relating to the thinkorswim special meeting of stockholders (incorporated by reference to the Form S-4 Registration Statement filed by TD AMERITRADE Holding Corporation with the SEC on February 10, 2009).